EXHIBIT 30

Daniel S. Och            Harold Kelly            Richard Lyon

James O’Connor             Zoltan Varga

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

Floor 23

New York, New York 10065

August 29, 2023

Special Committee of the Board of Directors

Sculptor Capital Management, Inc.

9 West 57th Street

39th Floor

New York, New York 10019

Dear Special Committee Members,

We write in response to the Special Committee’s refusal to waive the non-disclosure agreement and to reiterate our concerns with the sale process that led to the proposed acquisition of Sculptor Capital Management, Inc. (the “Company”) by Rithm Capital Corp. (“Rithm”).

On August 22, 2023, we requested that you waive certain restrictions in the non-disclosure agreements with Bidder J, Bidder H, and the Founders’ group (the “NDAs”), because we believed that preventing those bidders from publicly articulating their proposals and from speaking with us was contrary to the interests of shareholders. Specifically, we cannot understand how the Special Committee could possibly conclude that it is in the best interests of shareholders to deter us from communicating freely with such bidders to improve their bids, thereby reversing the prior massive diversion of value from shareholders to management in order to achieve maximum value for all shareholders.

As the Company disclosed in the preliminary proxy statement, the Special Committee previously allowed Rithm to engage in negotiations with us. Given the existence of other bidders interested in proposing superior proposals, we do not see how it could be in the interests of shareholders for the Special Committee to refuse to permit similar negotiations. The Merger Agreement does not prohibit the Special Committee from agreeing to waive its earlier agreements to the extent that the failure to grant such a waiver would be inconsistent with its fiduciary duties. Nor could Rithm insist upon the Special Committee adhering to those restrictions without it too becoming complicit in that breach of fiduciary duties.

Because there is no valid reason for the Special Committee to prohibit open and transparent communications or to prohibit us from engaging in similar negotiations with other parties, we can only conclude that the Special Committee wants to quash such communications in order to place its thumb on the scale in favor of Rithm. If that is, in fact, the reason for the Special Committee’s prohibition, we think that is troubling for all shareholders (though unsurprising at this point), and troubling as it clearly conflicts with Delaware law.

Delaware law is clear that an NDA restriction that would prohibit such beneficial communications is unenforceable. See In re Topps Co. S’holders Litig., 926 A.2d 58, 92 (Del. Ch. 2007); see also In re Complete Genomics, Inc. S’holder Litig., No. 7888–VCL, 2012 WL 9989212 (Del.Ch. Nov. 27, 2012). The Special Committee should be providing all interested parties with the opportunity to provide the best bid for all shareholders, including by allowing other bidders to engage with the Founders in the hope of preparing a superior bid, rather than take steps to preserve the position of management’s preferred bidder.

The Special Committee can still act, consistent with its fiduciary duties, by waiving the restrictions in our NDA to enable the Founders to negotiate with third parties to secure a superior proposal for all shareholders. If it does not, then we reserve all rights, including litigation, to not only stop the Special Committee from misappropriating value from shareholders for the benefit of current management, but also to enforce the rights of the public shareholders to secure a superior proposal. The Special Committee’s failure to act can otherwise only be perceived as collusion by the Committee, management, and Rithm to block any deal that does not prioritize the interests of management and Rithm.

Sincerely,

/s/ Daniel S. Och

/s/ Harold Kelly

/s/ Richard Lyon

/s/ James O’Connor

/s/ Zoltan Varga

cc:	Andrew J. Levander, Dechert LLP
Kenneth E. Young, Dechert LLP
Peter Harwich, Latham & Watkins, LLP
Harvey Eisenberg, Weil, Gotshal & Manges LLP

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